August 27, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TransAct Technologies, Inc
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2013
File No. 000-21121

Attn:	Ji Kim and Barbara Jacob – Legal
Frank Knapp and Patrick Gilmore – Accounting

Ladies and Gentlemen:

Set forth below is the response of TransAct Technologies Incorporated (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2014 that pertain to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on March 14, 2014.

For reference purposes, the Staff’s comments as reflected in the Commission’s letter dated August 14, 2014 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Certain Customers, page 3

1.
We note your disclosure that a certain “Customer A” represented 12%, 15% and 13% of your total net sales in the years ended December 31, 2013, 2012 and 2011, respectively. You have identified GTECH as the other significant customer, which represents 12%, 18% and 26% of your total net sales in 2013, 2012 and 2011, respectively. Please tell us, with a view toward future disclosure, what consideration you gave to disclosing this customer’s name and discussing your relationship with the customer. See Item 101(c)(1)(vii) of Regulation S-K.

Securities and Exchange Commission
August 27, 2014

Response:  We acknowledge the Staff’s comment and respectfully inform the Staff that Customer A is Eurocoin Ltd. (“Eurocoin”), our European casino and gaming distributor.  We will disclose Eurocoin’s name and our relationship with Eurocoin in our next applicable filing.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

2.
We note your disclosure that your Epicentral solution is comprised of both a software and hardware component that are integrated to deliver the system’s full functionality. We further note your disclosure that such arrangements are accounted for in accordance with ASC 605-25 as well as ASC 985-605. Please provide us with additional details regarding your Epicentral solution that supports accounting for these arrangements under ASC 985-605 including your consideration for the guidance in ASC 985-605-15-4.e.

Response:  As we note in our disclosure, Epicentral enables casino operators to create promotional coupons and marketing messages and to print them in real-time at the slot machine.  This functionality is delivered using TransAct’s ServerPort device (“hardware”) that is placed inside a slot machine and several core software modules (including Design Center, Campaign Center, Server Center, Report Center and Redemption Center) (“core software”) that must be connected to the hardware to enable product functionality.  These hardware and software products cannot function independently from each other and can only function together to deliver the product’s functionality.  As a result, we account for the core software under ASC 605-25.

At certain times, our contracts with customers have included an optional software product called Mobile Host which provides additional functionality to our customers (casino operators).  Mobile Host allows casinos to print coupons to a select slot machine using a mobile device (i.e. an iPad application) while walking the casino floor.  Mobile Host is an add-on product and is not required to deliver the functionality of the hardware, and as a result we account for Mobile Host under ASC 985-605.

When selling Epicentral we offer software, hardware, one-year of free maintenance and installation.  To recognize the revenue in these multiple element arrangements we follow the accounting guidance in ASC 605-25 and ASC 985-605, as applicable.  We will revise our disclosure to clarify our accounting treatment in the next applicable filing.

Securities and Exchange Commission
August 27, 2014

3.
We also note your Epicentral solution includes multiple elements including installation and free maintenance. Please tell us the accounting literature and methods you are using to allocate amounts to each element in these arrangements. In this regard, we note your disclosure that you allocate arrangement consideration based on the relative fair value of the units of accounting which implies you are relying on ASC 985-605, considering the use of fair value to allocate arrangement consideration is no longer used under ASC 605-25. Please revise your disclosures accordingly to comply with the guidance in ASC 605-25-50-2.

Response:  Arrangement consideration for our Epicentral solution is allocated to both the software deliverables that are within the scope of ASC 985-605 (as applicable) and deliverables that are not within the scope of ASC 985-605 in accordance with ASC 605-25.  As we explained in our response to comment #2 above, we follow the accounting guidance in ASC 605-25 to recognize the revenue of the products other than Mobile Host.  For Mobile Host Software we follow the accounting guidance in ASC 985-605.  We acknowledge that our prior disclosure may have been unclear in how we apply the two accounting standards.  When accounting for products under ASC 605, we recognize revenue on the basis of their relative selling price which is determined using vendor specific objective evidence (“VSOE”), third party evidence (“TPE”), or best estimate of selling price (“BESP”) to the extent that VSOE and TPE are not available.  Additionally, when we account for Mobile Host we follow ASC 985-605.  Going forward we will revise our disclosure to clearly state how we are following the guidance in ASC 605-25-50-2.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments do not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (203) 859-6810.

Very truly yours,

/s/ Steven A. DeMartino

Steven A. DeMartino
President, Chief Financial Officer, Treasurer and Secretary
(Chief Financial and Accounting Officer)